SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d)
                  AND AMENDMENTS THERETO FILED PURSUANT TO 13d

                                (Amendment No.  )*
Community Bankers Acquisition Corp.
--------------------------------------------------------------
(Name of Issuer)

Common Stock
--------------------------------------------------------------
(Title of Class of Securities)

20361R200
--------------------------------------------------------------
(CUSIP Number)

June 6, 2006
--------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Amaranth LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [x]
     (b) [ ]

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

     0

6.  SHARED VOTING POWER

     337,500

7.  SOLE DISPOSITIVE POWER

     0

8.  SHARED DISPOSITIVE POWER

     337,500

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See 6 and 8 above.

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES* [  ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.6%

12. TYPE OF REPORTING PERSON*

     CO

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Amaranth Global Equities Master Fund Limited

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [x]
     (b) [ ]

3.  SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

     0

6.  SHARED VOTING POWER

     337,500

7.  SOLE DISPOSITIVE POWER

     0

8.  SHARED DISPOSITIVE POWER

     337,500

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See 6 and 8 above.

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES* [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.6%

12. TYPE OF REPORTING PERSON*

     CO

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Amaranth Advisors L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [x]
     (b) [ ]

3.  SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

     0

6.  SHARED VOTING POWER

     675,000

7.  SOLE DISPOSITIVE POWER

     0

8.  SHARED DISPOSITIVE POWER

     675,000

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See 6 and 8 above.

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES* [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.2%

12. TYPE OF REPORTING PERSON*

     IA

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Nicholas M. Maounis

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [x]
     (b) [ ]

3.  SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

     0

6.  SHARED VOTING POWER

      675,000

7.  SOLE DISPOSITIVE POWER

     0

8.  SHARED DISPOSITIVE POWER

      675,000

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See 6 and 8 above.

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES* [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.2%

12. TYPE OF REPORTING PERSON*

     IN, HC

ITEM 1(a).        Name of Issuer:

     Community Bankers Acquisition Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:

     717 King Street
     Alexandria, VA 22314


Item 2(a).        Name of Persons Filing:
Item 2(b).        Address of Principal Business Office or, if None, Residence:
Item 2(c).        Citizenship:

     Amaranth LLC
     c/o Dundee Leeds Management Services (Cayman) Ltd.
     2nd Floor, Waterfront Center
     28 N. Church Street
     Georgetown, Grand Cayman
     British West Indies
     A Cayman Islands company

     Amaranth Global Equities Master Fund Limited c/o Dundee Leeds Management Services (Cayman) Ltd. 2nd Floor, Waterfront Center 28 N. Church Street Georgetown,
     Grand Cayman British West Indies
     A Cayman Islands company

     Amaranth Advisors L.L.C.
     One American Lane
     Greenwich, Connecticut 06831
     Delaware limited liability company

     Nicholas M. Maounis
     c/o Amaranth Advisors L.L.C.
     One American Lane
     Greenwich, Connecticut 06831
     U.S. Citizen

Amaranth Advisors L.L.C. is the trading advisor for each of Amaranth LLC ("Amaranth") and Amaranth Global Equities Master Fund Limited ("Global") and has been granted investment discretion over portfolio investments, including the Common Stock (as defined below), held by each of them. Maounis is the managing member of Amaranth Advisors L.L.C. and may, by virtue of his position as managing member, be deemed to have power to direct the vote and disposition of the Common Stock held for each of Amaranth and Global.

Item 2(d).        Title of Class of Securities

     Common Stock, $0.01 Par Value ("Common Stock")

Item 2(e).        CUSIP Number:     20361R200

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amaranth  beneficially owns 337,500 shares of the issuers Common
          Stock.

          Global beneficially owns 337,500 shares of the issuers Common Stock.

          Amaranth Advisors L.L.C may be deemed to beneficially own the shares of Common Stock held by Amaranth and Global as a result of being the Trading Advisor of Amaranth and Global.

          Mr. Maounis may be deemed to beneficially own the shares of Common Stock held by Amaranth and Global as a result of being the managing member of Amaranth Advisors L.L.C.

     (b) Amaranth's beneficial ownership of 337,500 shares of the Issuer's Common Stock represents 3.6% of the total common stock outstanding.

          Global's beneficial ownership of 337,500 shares of the Issuer's Common Stock represents 3.6% of the total common stock outstanding.

          Collectively, the Reporting Persons beneficially own 675,000 shares of Common Stock which represent 7.2% of the Common Stock outstanding.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or direct the vote

                0

          (ii)  Shared power to vote or to direct the vote

                See Item 4(a).

          (iii) Sole power to dispose or to direct the disposition of

                0

          (iv)  Shared power to dispose or to direct the disposition of

                See Item 4(a).

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Shareholders of Amaranth and Global indirectly participate in the receipt of dividends from, and proceeds from the sale of, the Common Stock held for the account of Amaranth and Global.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     See Item 2 in lieu of an Exhibit.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:   June 16, 2006

          AMARANTH  LLC,
                   by Amaranth Advisors L.L.C., as Trading Advisor

                    By: /s/ Charles H. Winkler
                       ------------------------------------------------
                           Charles H. Winkler, Chief Operating Officer


          AMARANTH GLOBAL EQUITIES MASTER FUND LIMITED, by Amaranth Advisors L.L.C., as Investment Advisor

                    By: /s/ Charles H. Winkler
                       ------------------------------------------------
                           Charles H. Winkler, Chief Operating Officer


          AMARANTH ADVISORS L.L.C.

                    By: /s/ Charles H. Winkler
                       ------------------------------------------------
                           Charles H. Winkler, Chief Operating Officer


          NICHOLAS M. MAOUNIS


          /s/ Charles H. Winkler
          -------------------------------------------------------------------
              Charles H. Winkler by Power of Attorney for Nicholas M. Maounis

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:   June 16, 2006

          AMARANTH  LLC,
                   by Amaranth Advisors L.L.C., as Trading Advisor

                    By: /s/ Charles H. Winkler
                       ------------------------------------------------
                           Charles H. Winkler, Chief Operating Officer


          AMARANTH GLOBAL EQUITIES MASTER FUND LIMITED, by Amaranth Advisors L.L.C., as Investment Advisor

                    By: /s/ Charles H. Winkler
                       ------------------------------------------------
                           Charles H. Winkler, Chief Operating Officer


          AMARANTH ADVISORS L.L.C.

                    By: /s/ Charles H. Winkler
                       ------------------------------------------------
                           Charles H. Winkler, Chief Operating Officer


          NICHOLAS M. MAOUNIS


          /s/ Charles H. Winkler
          -------------------------------------------------------------------
              Charles H. Winkler by Power of Attorney for Nicholas M. Maounis

                                    EXHIBIT B

                                POWER OF ATTORNEY

     The undersigned hereby makes, constitutes and appoints each of Karl Wachter and Charles H. Winkler as the undersigned's true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

     The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any Forms 3, 4 or 5, or Schedules 13D or 13G, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of dateMonth3Day12Year2004March 12, 2004.


/s/ Nicholas M. Maounis
-----------------------
    Nicholas M. Maounis